UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. 2)*

THE STANDARD REGISTER COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

853887107
(CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
(203) 542-4200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

April 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

13D

1		NAMES OF REPORTING PERSONS

Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,202,695

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

2,202,695

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,202,695

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

26.7%1

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

1 This percentage is calculated based upon 8,229,445 shares of common stock outstanding as of February 2, 2014 as reported in the Issuer’s Form 10-K/A filed April 21, 2014.

13D

1		NAMES OF REPORTING PERSONS

Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,202,695

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,202,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,202,695

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

26.7%1

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

13D

1		NAMES OF REPORTING PERSONS

Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,202,695

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,202,695

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,202,695

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

26.7%1

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Explanatory Note

This Amendment No. 2 amends and supplements  the statement on Schedule 13D originally filed by the Reporting Persons on August 12, 2013, as amended by Amendment No. 1 to Schedule 13D filed on October 28, 2013 (as amended, the “Schedule 13D”).  Defined terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4(B) of the Schedule 13D is hereby amended and restated as follows:

B. Plans of Reporting Persons

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

On December 16, 2013, the Issuer filed a registration statement on Form S-3 (the “Form S-3”), pursuant to which the Issuer registered for resale 2,202,695 of the shares of Common Stock held by the Funds (the “Registered Shares”), as well as shares of Common Stock held by other stockholders of the Issuer.   The Form S-3 permits the Funds to sell, from time to time, all of the Registered Shares, subject to restrictions on sales during certain periods.  Subject to the below, the Funds may choose to sell some or all of the Registered Shares pursuant to the Form S-3, or if necessary, an exemption from the registration requirements of the Securities Act of 1933. Any sales of Common Stock by the Funds are subject to market conditions affecting the Common Stock as well as the Reporting Persons’ ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors.   In addition, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law and the terms of the Shareholders Agreement, to (i) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Common Stock or other securities of the Issuer owned by such entities, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (iii) consider participating in a business combination transaction that would result in the acquisition of all of the Issuer’s outstanding Common Stock.

Item 5.                      Interest in Securities of the Issuer.

The first two paragraphs of Item 5(a) are hereby amended and restated as follows:

(a) The Reporting Persons beneficially own 2,202,695 shares of Common Stock (the “Shares”), which represents approximately 26.7% of the 8,229,445 shares of Common Stock outstanding as of February 2, 2014 as reported in the Issuer's Form 10-K/A filed on April 21, 2014.  Other than the Shares, the Funds and the Reporting Persons do not beneficially own any securities of the Issuer.

In addition to the Common Stock, the Issuer has an outstanding class of stock called “Class A Stock.”  Each share of Class A Stock is convertible into one share of Common Stock.  There were 944,996 outstanding shares of Class A Stock as of February 2, 2014 as reported in the Issuer's Form 10-K/A filed on April 21, 2014.  Assuming conversion of all outstanding shares of Class A Stock into Common Stock, the Reporting Persons would beneficially own approximately 23.9% of the shares of Common Stock that would be outstanding upon conversion of the Class A Stock.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.                      Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated April 21, 2014.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2014	SILVER POINT CAPITAL, L.P.

	By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Its:	Authorized Signatory

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Edward A. Mulé, individually)
Edward A. Mulé, Individually

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Robert J. O'Shea, individually)
Robert J. O'Shea, Individually

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them.

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided that none of them is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

(iii) This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated: April 21, 2014	SILVER POINT CAPITAL, L.P.

	By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Its:	Authorized Signatory

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Edward A. Mulé, individually)
Edward A. Mulé, Individually

/s/ Frederick H. Fogel (as attorney-in-fact on behalf of Robert J. O'Shea, individually)
Robert J. O'Shea, Individually